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SEC FILE NUMBER
001-32434

CUSIP NUMBER
58734p105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I — REGISTRANT INFORMATION
Mercantile Bancorp, Inc.

Full Name of Registrant
n/a

Former Name if Applicable

200 North 33rd Street

Address of Principal Executive Office (Street and Number)
Quincy, Illinois 62301

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why the Form 10-K or portion thereof could not be filed within the prescribed time period.
Mercantile Bancorp, Inc. (the “Company”) could not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in determining the impact of (1) the sale of indirect subsidiary HNB National Bank in December 2009 and the sale of subsidiaries Marine Bank & Trust and Brown County State Bank in February 2010, which transaction had been entered into in November 2009, and (2) regulatory examinations by the Federal Deposit Insurance Corporation and Florida Office of Financial Regulation of indirect subsidiary Royal Palm Bank of Florida. The Company plans to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 within fifteen calendar days or less.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ted T. Awerkamp	217	223-7300
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

Registrant anticipates the consolidated balance sheets included in its Annual Report will report total assets at December 31, 2009 of $1.4 billion compared with $1.8 billion the prior year. Loans declined from $1.3 billion a year ago to $776 million as of December 31, 2009, while deposits were $955 million at year-end 2009 compared with $1.5 billion at year-end 2008. The decreases in total assets, loans and deposits in 2009 were primarily attributable to the exchange or sale of three of the Registrant’s subsidiary banks. Ownership of HNB National Bank (“HNB”) was transferred to R. Dean Phillips (“Phillips”), a significant shareholder of the Registrant and the sole shareholder of Great River Bancshares, Inc. (“Great River”), in exchange for repayment of $28 million in debt owed to Great River. The exchange was completed in December 2009, and the assets and liabilities of HNB have been excluded from the Registrant’s consolidated balance sheet as of December 31, 2009. Also, in February 2010 the Registrant completed the sale of Marine Bank & Trust (“Marine”) and Brown County State Bank (“Brown County”) to United Community Bancorp, Inc. for approximately $25.8 million cash. The assets and liabilities of Marine and Brown County are included in the Registrant’s consolidated balance sheet as of December 31, 2009, but are reflected as “Discontinued operations, assets held for sale” and “Discontinued operations, liabilities held for sale”.
Registrant anticipates the consolidated statements of operations included in its Annual Report will report a net loss of $58.5 million or $(6.72) per share for the year ended December 31, 2009, compared with a net loss of $8.8 million or $(1.01) per share in 2008. The consolidated statement of operations for 2009, as well as the restated statements of operations for 2008 and 2007, reflects the income and expenses of HNB, Marine and Brown as “Income (loss) from discontinued operations”. Registrant anticipates the consolidated statements to show the following activity from continuing operations: net interest income of $21.2 million in 2009 compared with $21.8 million the prior year; a decrease in provision for loan losses from $23.2 million in 2008 to $22.1 million in 2009; total noninterest income of $7.8 million in 2009 compared with $9.2 million the prior year; and total noninterest expense of $71.5 million in 2009 compared with $38.6 million in 2008. Registrant also anticipates the consolidated statements to show a net loss from discontinued operations of $8.0 million in 2009 compared to net income from discontinued operations of $7.3 million in 2008.
In 2009, the Registrant anticipates recording $30.4 million in goodwill impairment loss from continuing operations. Also, the 2009 net loss from discontinued operations includes a $14.0 million goodwill impairment loss related to the Registrant’s acquisition of HNB in 2007, as well as a $2.4 million loss on exchange related to the transfer of ownership of HNB to Phillips.
In fourth quarter 2009, the Registrant anticipates reporting a net loss of $4.3 million or $(0.48) per share, compared with a net loss of $6.7 million or $(0.77) per share in fourth quarter 2008. Net interest income from continuing operations increased in fourth quarter 2009 to $5.5 million compared with $4.9 million in fourth quarter 2008. Provision for loan losses from continuing operations decreased in fourth quarter 2009 to $4.4 million compared with $8.6 million in the same period a year ago.
*     *     *
Mercantile Bancorp, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2010	By:	/s/ Ted T. Awerkamp

Name: Ted T. Awerkamp
Title: President & CEO